SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X               Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                   No   X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURE

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Date: November 8, 2002	By: /s/Frederick W. Bradley, Jr. Name: Frederick W. Bradley, Jr. Title: Director

EXHIBIT INDEX

Title of Document

Aircraft Lease Portfolio Securitisation 92-1 Limited - Press Release

PRESS RELEASE

Aircraft Lease Portfolio Securitisation 92-1 Limited (“ALPS”) has continued to be adversely impacted by the reductions in airline traffic and yields that have continued throughout 2002.

According to The Airline Monitor, in the first quarter of 2002 Revenue Passenger Miles (“RPMs”) worldwide were 8.0% less than in the same period of 2001. In the United States, airlines reported a reduction of 9.1% in RPMs for the six months to June 2002 as compared to the first half of 2001. Continuing uncertainty about security and economic conditions is likely to mean that this trend in airline traffic will continue for the foreseeable future.

According to Airclaims, there were 1,195 western built commercial jet aircraft available for sale or lease in October 2002, approximately 6.8% of the entire world fleet of western built aircraft. While this is a decrease of 77 aircraft since mid May 2002, it is an increase of 269 available aircraft since September 2001 (or 1.5% of the world fleet).

Recently, the two major aircraft manufacturers, Airbus and Boeing, announced further reductions in their aircraft production, reflecting the reduced demand for aircraft by airlines. While the reduced production of new aircraft will help the current supply / demand imbalance, it is still expected to take several years of political and economic stability before the backlog of available capacity has been eliminated. In the meantime, demand for aircraft and aircraft leases is expected to remain weak and, as a result, lease rentals and aircraft values are expected to remain depressed.

The poor airline industry environment has continued to have an adverse impact on ALPS’ lessees, both existing and prospective. The environment has resulted in significantly reduced lease rental rates and lower aircraft values. Both have had an adverse impact on ALPS’ cash flows, particularly as ALPS is required to continue to sell its aircraft in order to meet the Trust Note Sales Goals set out in the Deed of Charge and as discussed below.

Rating Agency Action

On 30 October 2002, Moody’s announced that it was placing ALPS’ Class A, Class B and Class C Certificates (representing interests in the Class A, Class B and Class C Notes, respectively) on review for possible downgrade. Moody’s further stated in its release that it anticipates that following such review it is likely that the ratings of the Class C Certificates could fall substantially below investment grade. On 21 March 2002, Standard & Poor’s downgraded the ALPS Class D Certificates from “BB-” to “B+.” Standard & Poor’s continues to have the ALPS Class A, Class B, Class C and Class D Certificates on creditwatch with negative implications. Copies of the Moody’s announcement of 30 October 2002 and the Standard & Poor’s announcement of 21 March 2002 may be viewed at their respective web sites.

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Press Release	6 November 2002

ALPS' current ratings on each class are as follows:

Class A Class B Class C Class D	Moody's Aa2/Review for Possible Downgrade A2/Review for Possible Downgrade Baa2/Review for Possible Downgrade Not rated	Standard & Poor's AA/Watch Neg. A/Watch Neg. BBB/Watch Neg. B+/Watch Neg.

Receivables / Cash Flows

The ALPS lessees have generally continued to perform according to the terms of their leases, despite the industry environment.

As of 31 October 2002, only one of ALPS’ lessees was late in its payments. The total amount outstanding from this lessee was approximately $16,000 and was in respect of a payment due on 10 October 2002.

However, as a result of the decrease in lease rental rates and market values referred to above (and discussed in greater detail in the most recent ALPS Annual Report on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission on 21 December 2001), ALPS’ revenues have decreased significantly. In addition, ALPS has been obliged to enter into several “Power by Hour” leases, where its receipts are dependent on the lessees’ use of the aircraft. ALPS expects that this decrease in lease rentals and the depressed value of its aircraft will continue for the foreseeable future.

As a result, ALPS believes that it will not be able to pay interest on or repay the principal of the Class E Notes, pay some or all of the interest on the Class D Notes, repay any further principal of the Class D Notes and repay some of the principal of the Class C Notes.

Further, ALPS did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. The Deed of Charge requires, to the extent ALPS does not repay principal on those Notes by such dates, that ALPS pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. ALPS’ has paid some step-up interest, but its current projections indicate that it will not have sufficient funds to pay any further step-up interest.

Aircraft Leases

The following table shows the lessees for each aircraft in the ALPS portfolio and the scheduled termination date for each lease as of 31 October 2002:

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Press Release	6 November 2002

Aircraft Type A320 - 200 B737 - 400 B737 - 400 B737 - 400 B737 - 500 B757 - 200 B767 - 300ER B767 - 300ER MD83 MD83	Lessee Air Canada Asiana Travel Service Off-Lease China Southern Air 2000 Air Canada Air Canada Meridiana Allegiant Air	Month and Year of Expiration March 2006 December 2003 March 2005 N/A March 2004 April 2005 March 2004 May 2007 March 2004 October 2003

ALPS has entered into a non-binding letter of intent to lease the available B737-400 to a start-up airline, subject to receiving Rating Agency confirmation and ensuring that the lease meets the requirements of the Deed of Charge. Detailed negotiations are ongoing and ALPS currently expects delivery of the aircraft to the new lessee to take place by the end of November 2002. However, ALPS cannot give any assurance at this time that the negotiations will result in this aircraft being leased to this lessee or any other lessee any time soon. Prior to completion of this lease and delivery of the aircraft to its new lessee, ALPS will need to settle an approximately $1.8 million claim from Eurocontrol that is secured by a lien that Eurocontrol is entitled to exercise over the aircraft. This claim arises from the unpaid liabilities of a previous lessee of the aircraft.

ALPS’ B757-200 was redelivered by Britannia in August 2002. This aircraft was immediately placed on lease with Air 2000.

One of the ALPS MD83 aircraft was redelivered by BWIA during October 2002 in accordance with the terms of its lease. This aircraft was immediately placed on lease with Allegiant Air.

Aircraft Sales

The Deed of Charge sets out the following Trust Note Sales Goals which require ALPS to sell its aircraft on an ongoing basis:

Aircraft to be Sold (measured by Initial Appraised Value as of 3 June 1996) $65,000,000 $130,000,000 $200,000,000 $454,950,000	Date by which Sales Goals are to be Satisfied 27 June 2001 27 June 2002 27 June 2003 27 June 2004

ALPS was in compliance with and had exceeded the Trust Note Sales Goals as of 27 June 2001 and was required to sell a further $54,330,000 (measured by Initial

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Press Release	6 November 2002

Appraised Value as of 3 June 1996) worth of aircraft to be in compliance with the Trust Note Sales Goals as of 27 June 2002.

As discussed above, in the Annual Report and in the ALPS Press Release of 14 June 2002 the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, ALPS had entered into agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by 27 June 2002.

The sale of the B737-300 on lease to Malev was completed on 1 October 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a 27 June 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by ALPS for this aircraft during the period between 27 June 2002 and 1 October 2002 after netting out notional interest on the purchase price which accrued to ALPS’ benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was a Class D Noteholder which exercised its preemption right to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at 21 May 2002.

Despite extensive efforts to complete the sale of the A320-200, we were informed by the purchaser on 5 November 2002 that it decided to not go forward with the transaction for reasons outside ALPS’ control. The Servicer is now conducting a new marketing program to locate an alternative buyer for this aircraft. ALPS has also directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals.

To date, ALPS has sold approximately $100,400,000 (measured by Initial Appraised Value as of 3 June 1996) of aircraft and ALPS is therefore not in compliance with the Trust Note Sales Goals for 27 June 2002. Given the current environment for aircraft sales, ALPS can offer no assurance as to when it will comply with the Trust Notes Sales Goals for 2002 or for subsequent years.

Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to ALPS or the Security Trustee by holders of at least 25% of the aggregate outstanding principal balance of the Notes of any class which has been materially adversely affected by such failure.

The Deed of Charge further provides that if an Event of Default were to occur and be continuing (note that as reported in the Annual Report and certain subsequent Reports of Foreign Issuer on Form 6-K filed by ALPS with the Securities and Exchange Commission, a separate Event of Default has existed, from time to time, in the past regarding ALPS’ failure to pay interest owing to Class D Noteholders) an Enforcement Notice may only be served by 66 2/3% or more of the aggregate

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Press Release	6 November 2002

outstanding principal balance of the Directing Class, which will be Class A so long as any Class A Notes are outstanding.

The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied ALPS would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

Forward-Looking Statements and Defined Terms

This Press Release contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

All capitalized terms used in this Press Release and not defined herein have the meanings ascribed to them in the Annual Report or the Deed of Charge.

Each class of Notes has been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of the Annual Report derive their right to payments from the payments due on the related class of the Notes. Therefore, all references to Noteholders, Notes and any class thereof throughout this Press Release should be read to apply equally to the Certificateholders, Certificates and any class thereof, respectively.

Further Information

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone:      + 353 1 231 1900
Fax:           + 353 1 231 1901
E-mail:       colm.barrington@babcockbrown.com

6 November 2002

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